December 21, 2021

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

RE:	Forward Pharma A/S Registration Statement on Form F-3 Filed December 13, 2021 File No. 333-261626

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Forward Pharma A/S (the “Registrant”) hereby requests that the effectiveness of the Registration Statement on Form F-3 (File No. 333-261626) (the “Registration Statement”) be accelerated so that the Registration Statement becomes effective at 4:00 p.m. (New York City time) on December 23, 2021 or as soon thereafter as is practicable.

Please contact Ryan A. Murr of Gibson, Dunn & Crutcher LLP at (415) 393-8373 if you have any questions concerning the foregoing. Thank you for your attention to this matter.

*          *          *

Very truly yours,

FORWARD PHARMA A/S

By:	/s/ Claus Bo Svendsen
	Name:	Claus Bo Svendsen, MD, PhD
	Title:	Chief Executive Officer

cc:	Ryan A. Murr, Gibson, Dunn & Crutcher LLP